BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. Tel: 604-688-5421 BDO Canada LLP Fax: 604-688-5132 1100 Royal Centre www.bdo.ca 1055 West Georgia Street Vancouver, BC V6E 3P3 September 14, 2022 Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on September 13, 2022, to be filed by our former client, Clever Leaves Holdings Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm. Very truly yours, BDO Canada LLP Chartered Professional Accountants